UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	31 October 2024 – “Haleon 2024 Q3 Trading Statement”
99.2	31 October 2024 – “Haleon 2024 Q3 Trading Statement”

99.1

Haleon plc: 2024 Q3 Trading Statement

31 October 2024: Haleon plc (the "Company" or "Haleon") (LSE/NYSE: HLN) today announces its Q3 trading update for the year ending 31 December 2024 is available at: http://www.rns-pdf.londonstockexchange.com/rns/3035K_1-2024-10-30.pdf

The Q3 trading update will also be available on the Haleon website www.haleon.com/investors, and the results have been submitted in full unedited text to the Financial Conduct Authority's National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Presentation for analysts and shareholders
A short presentation followed by Q&A will be hosted by Tobias Hestler, Chief Financial Officer at 9:00am GMT (10:00am CET) on 31 October 2024, which can be accessed at www.haleon.com/investors/.

For analysts and shareholders wishing to ask questions on the Q&A call, please use the dial-in details below which will have a Q&A facility:

UK:	+44 800 358 1035
US:	+1 855 979 6654
All other:	+44 20 3936 2999
Passcode:	401552

An archived webcast of the Q&A call will be available later on the day of the results and can be accessed at www.haleon.com/investors.

Amanda Mellor
Company Secretary

Enquiries

Investors		Media
Rakesh Patel	+44 7552 484646	Zoë Bird	+44 7736 746167
Emma White	+44 7823 523562	Gemma Thomas	+44 7985 175048
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: October 31, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary